                                   FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549





(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________ to _________



Commission file number 33-37975


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST



B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                             OGLEBAY NORTON COMPANY
                              1100 Superior Avenue
                             Cleveland, Ohio  44114

                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


ITEM 9.        FINANCIAL STATEMENTS AND EXHIBIT
               --------------------------------
               (a)      Financial Statements

                        (1)     Report of Independent Accountants;

                        (2) Statement of Assets Available for Plan Benefits, With Fund Information as of December 31, 1993 and 1992;

                        (3) Statements of Income and Changes in Assets Available for Plan Benefits, With Fund Information for the years ended December 31, 1993, 1992 and 1991;

                        (4)     Notes to Financial Statements; and

                        (5)     Supplemental Schedules:

                                Schedule of Assets Held for Investment
                                Purposes as of December 31, 1993

                                Schedule of Reportable Transactions for the year ended December 31, 1993

                                Schedule of Nonexempt Transactions for the year ended December 31, 1993

               (b)      Exhibit

                        (23)    Consent of Independent Accountants


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator for the Oglebay Norton Taconite Company Thrift Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                        OGLEBAY NORTON TACONITE COMPANY
                             THRIFT PLAN AND TRUST

                           BY OGLEBAY NORTON COMPANY,
                               Plan Administrator

                                Richard J. Kessler
                            ________________________
                             By Richard J. Kessler,
                             Vice President - Finance and Development


DATE:  June 22, 1994

            INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                    _______



                                                                       Page(s)
                                                                       ------
Report of Independent Accountants                                       2-3


Financial Statements:
  Statement of Assets Available for Plan Benefits,
      With Fund Information as of December 31,
      1993 and 1992                                                      4

  Statement of Income and Changes in Assets Available
      for Plan Benefits, With Fund Information for
      the year ended December 31, 1993                                   5

  Statement of Income and Changes in Assets Available
      for Plan Benefits, With Fund Information for
      the year ended December 31, 1992                                   6

  Statement of Income and Changes in Assets Available
      for Plan Benefits, With Fund Information for
      the year ended December 31, 1991                                   7

Notes to Financial Statements                                           8-14


Supplemental Schedules:
  Item 27a - Schedule of Assets Held for Investment
      Purposes as of December 31, 1993                                   15

  Item 27d - Schedule of Reportable Transactions
      for the year ended December 31, 1993                               16

  Item 27e - Schedule of Nonexempt Transactions
      for the year ended December 31, 1993                               17

[LOGO]

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


To the Pension Committee of the

Oglebay Norton Taconite Company
    Thrift Plan and Trust:

        We have audited the accompanying statement of assets available for plan benefits, with fund information, including the schedule of investments, of the Oglebay Norton Taconite Company Thrift Plan and Trust as of December 31, 1993 and 1992, and the related statements of income and changes in assets available for plan benefits, with fund information for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Oglebay Norton Taconite Company Thrift Plan and Trust as of December 31, 1993 and 1992, and the income and changes in assets available for plan benefits for the years ended December 31, 1993, 1992 and 1991 in conformity with generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of the Plan on pages 15 through 17 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of assets available for plan benefits, the statements of income and changes in assets available for plan benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and
income and changes in assets available for plan benefits, of each fund.   The
supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                            COOPERS & LYBRAND




Minneapolis, Minnesota
May 13, 1994

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                        as of December 31, 1993 and 1992
                                    _______





                                                                             1993
                                                         ---------------------------------------------
                                                   Insured            Equity               Bond
                ASSETS                              Fund               Fund                Fund                Total
                                                   -------            ------               ----                -----
Investments, at fair
    value:
  Plan interest in
      Oglebay Norton
      Master Trust                                 $4,341,802         $414,015           $1,012,402          $5,768,219
  Short-Term Invest-
      ment Fund                                        31,123           19,691               36,027              86,841
                                                   ----------         --------           ----------          ----------

                                                    4,372,925          433,706            1,048,429           5,855,060

Receivables:
  Employer contribution                                 5,318                                 5,824              11,142

  Employee contributions                                9,136            1,458                2,474              13,068

  Accrued interest and
      dividends                                           169              148                5,585               5,902
                                                   ----------         --------           ----------          ----------
          Assets avail-
              able for
              plan
              benefits                             $4,387,548         $435,312           $1,062,312          $5,885,172
                                                   ==========         ========           ==========          ==========





                                                     The accompanying notes are an integral
                                                        part of the financial statements.

                                                                                1992
                                                        ---------------------------------------------
                                                 Insured            Equity              Bond
                ASSETS                            Fund               Fund               Fund              Total
                                                 -------            ------              ----              -----
Investments, at fair
    value:
  Plan interest in
      Oglebay Norton
      Master Trust                             $3,966,755          $893,560           $730,482           $5,590,797
  Short-Term Invest-
      ment Fund                                    37,124            37,441             16,429               90,994
                                               ----------          --------           --------           ----------
                                                4,003,879           931,001            746,911            5,681,791

Receivables:
  Employer contribution                               966               466                330                1,762

  Employee contributions                            3,585             1,751              1,070                6,406

  Accrued interest and
      dividends                                        93               104                 44                  241
                                               ----------          --------           --------           ----------
          Assets avail-
              able for
              plan
              benefits                         $4,008,523          $933,322           $748,355           $5,690,200
                                               ==========          ========           ========           ==========



                                              The accompanying notes are an integral
                                                 part of the financial statements.

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                   STATEMENT OF INCOME AND CHANGES IN ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                      for the year ended December 31, 1993
                                    _______





                                                    Insured           Equity              Bond
                                                      Fund             Fund               Fund             Total
                                                    -------           ------              ----             -----
Investment income:
  Plan interest in Oglebay
      Norton Master Trust
      investment income (loss)                      $  253,106       $ (33,320)        $  100,120         $  319,906
  Interest income                                        1,948             521                798              3,267
                                                    ----------       ---------         ----------         ----------

        Net investment
            income (loss)                              255,054         (32,799)           100,918            323,173

Employee contributions                                 218,609          49,461             52,415            320,485

Employer contributions                                  48,501          11,912             12,942             73,355

Interfund transfers                                    355,051        (515,696)           160,645

Distributions to participants                         (498,190)        (10,888)           (12,963)          (522,041)
                                                    ----------       ---------         ----------         ----------

Net increase (decrease) in
    assets available for plan
    benefits                                           379,025        (498,010)           313,957            194,972

Assets available for plan
    benefits, beginning
    of year                                          4,008,523         933,322            748,355          5,690,200
                                                    ----------       ---------         ----------         ----------

Assets available for plan
    benefits, end of year                           $4,387,548       $ 435,312         $1,062,312         $5,885,172
                                                    ==========       =========         ==========         ==========





                     The accompanying notes are an integral
                       part of the financial statements.

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                   STATEMENT OF INCOME AND CHANGES IN ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                      for the year ended December 31, 1992
                                    _______





                                                   Insured           Equity              Bond
                                                     Fund             Fund               Fund             Total
                                                   -------           ------              ----             -----
Investment income:
  Plan interest in Oglebay
      Norton Master Trust
      investment income (loss)                      $  267,194       $ (22,426)          $ 43,095         $  287,863
  Interest income                                        2,022           1,695              2,167              5,884
                                                    ----------       ---------           --------         ----------

        Net investment
            income (loss)                              269,216         (20,731)            45,262            293,747

Employee contributions                                 223,009          88,037             53,456            364,502

Employer contributions                                  50,000          20,641             14,648             85,289

Interfund transfers                                     (7,342)         52,624            (45,282)

Distributions to participants                         (506,579)       (119,527)           (56,872)          (682,978)
                                                    ----------       ---------           --------         ----------

Net increase in assets
    available for plan
    benefits                                            28,304          21,044             11,212             60,560

Assets available for plan
    benefits, beginning
    of year                                          3,980,219         912,278            737,143          5,629,640
                                                    ----------       ---------           --------         ----------

Assets available for plan
    benefits, end of year                           $4,008,523       $ 933,322           $748,355         $5,690,200
                                                    ==========       =========           ========         ==========





                     The accompanying notes are an integral
                       part of the financial statements.

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                   STATEMENT OF INCOME AND CHANGES IN ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                      for the year ended December 31, 1991
                                    _______





                                                   Insured           Equity              Bond
                                                     Fund             Fund               Fund             Total
                                                   -------           ------              ----             -----
Investment income:
  Plan interest in Oglebay
      Norton Master Trust
      investment income                             $  258,790       $  97,323           $116,027         $  472,140
  Interest income                                       35,616           5,984              1,296             42,896
                                                    ----------       ---------           --------         ----------

        Net investment income                          294,406         103,307            117,323            515,036

Employee contributions                                 235,529          76,827             54,455            366,811

Employer contributions                                  53,879          18,509             14,086             86,474

Interfund transfers                                   (457,869)       (108,057)           565,926

Distributions to participants                         (251,736)        (59,985)           (14,647)          (326,368)
                                                    ----------       ---------           --------         ----------

Net increase (decrease) in
    assets available for
    plan benefits                                     (125,791)         30,601            737,143            641,953

Assets available for plan
    benefits, beginning
    of year                                          4,106,010         881,677                             4,987,687
                                                    ----------       ---------           --------         ----------

Assets available for plan
    benefits, end of year                           $3,980,219       $ 912,278           $737,143         $5,629,640
                                                    ==========       =========           ========         ==========





                     The accompanying notes are an integral
                       part of the financial statements.

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                         NOTES TO FINANCIAL STATEMENTS
                                    _______



1.     Description of Plan:
       -------------------
       The following brief description of the Oglebay Norton Taconite Company (ONTAC) Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

       GENERAL:

       The Plan is a contributory defined contribution plan available to all full-time salaried employees of ONTAC. Employee participation in the Plan is voluntary and enrollment in the Plan is permitted on the first day of each January and July. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS:

       The Plan allows participants to contribute up to fifteen percent of their base salary which includes overtime compensation.

       ONTAC makes monthly contributions equal to 50% of the participants' eligible monthly contributions up to a maximum of two percent, subject to any statutory limits. Forfeitures of ONTAC's contributions by nonvested participants will reduce future ONTAC contributions.

       PARTICIPANT ACCOUNTS:

       Participant contributions are invested in the following trustee-managed investment funds that are part of the Oglebay Norton Master Trust:

       . Insured Fund - consists primarily of corporate securities and other assets the income from which is fixed, limited, or determinable in advance.

       . Equity Fund - consists primarily of common stocks and securities convertible to common stocks.

       . Bond Fund - consists primarily of short-term U.S. government securities, corporate securities, mortgage-related securities and zero coupon bonds.





                                   Continued

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                                    _______




1.     Description of Plan, continued:
       -------------------
       PARTICIPANT ACCOUNTS, continued:

       The allocation of the participant's contributions to these investment funds is selected by the participant and may be changed on each enrollment date. Allocation between funds is limited to multiples of 10 percent of the participant's contributions. The allocation of the employer contributions to the investment funds will match that of the participant's contributions.

       Each participant's contribution account is credited with the participant's monthly contribution, the monthly allocation of ONTAC's contribution, and fund earnings. ONTAC's contributions are allocated to the participant's respective fund accounts for participants who are employed on the last working day of the month. A participant is entitled to the benefit that can be provided from the participant accounts. As of December 31, 1993, approximately 133 employees were participating in the Plan. At December 31, 1993, 1992 and 1991, the approximate number of participants in each investment fund was as follows:

                                            1993          1992         1991
                                            ----          ----         ----
       Insured Fund                           88          121            84
       Equity Fund                            79           58            55
       Bond Fund                              34           67            24


       VESTING:

       Participants are immediately vested in the value of their contributions plus actual earnings thereon. Participants achieve 100 percent vesting in ONTAC contributions and earnings thereon upon completion of five years of service after plan enrollment or upon death, disability, or retirement after age 65. If employees terminate before rendering five years of service, they forfeit the right to obtain any ONTAC nonvested contributions and earnings thereon in excess of 10 percent for each full year of service up to 40 percent. Any forfeitures will be used to reduce future ONTAC contributions.





                                   Continued

            OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                                   _______



1.     Description of Plan, continued:
       --------------------
       PAYMENT OF BENEFITS:

       Upon retirement, death, disability or separation from service, a participant or beneficiary will receive a lump sum distribution equal to the vested portion of the participant's account.

       PLAN TERMINATION:

       While ONTAC has not expressed any intent to discontinue its contributions, it is free to do so at any time subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested in their accounts and the Plan assets will be available for the exclusive use of the participants subject to the discretion of the plan administrator.


2.     Summary of Significant Accounting Policies:
       ------------------------------------------
       VALUATION OF INVESTMENTS:

       Investments of the Plan consist of units in the Oglebay Norton Master Trust and the Society National Bank Short-Term Investment Fund. The Oglebay Norton Master Trust consists of commingled trust funds maintained by the Trustee. The assets of these commingled trust funds (equity securities and fixed interest obligations) that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investment securities traded in the over-the-counter market are valued at the last reported bid price. Investments in the Short-Term Investment Fund are recorded at cost which is equivalent to fair value.

       CONTRIBUTIONS:

       Employee contributions are recorded in the period ONTAC makes payroll deductions from plan participants. Employer contributions are accrued based on employee contributions.

       INTEREST AND DIVIDENDS:

       Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex dividend date.





                                   Continued

            OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                                   _______


2.     Summary of Significant Accounting Policies, continued:
       ------------------------------------------
       NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF
       INVESTMENTS:

       The statements of income and changes in assets available for plan benefits, including fund information, include the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments held.

       RECLASSIFICATIONS:

       Certain investment-related amounts in the 1992 statement of assets available for plan benefits, with fund information, and 1992 and 1991 statements of income and changes in assets available for plan benefits, with fund information, have been reclassified to conform with the 1993 presentation. These reclassifications had no impact on previously reported assets available for plan benefits or income and changes in assets available for plan benefits.


3.     Related Party and Party-In-Interest Transactions:
       ------------------------------------------------
       The trustee is authorized under contract provisions or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of Oglebay Norton Company.

       In 1993, there were 92 purchases and 41 sales in the various investment funds under the trustee's control, totaling $1,269,076 and $1,277,809, respectively. In 1992, there were 118 purchases and 21 sales in the various investment funds under the trustee's control, totaling $721,872 and $797,896, respectively. In 1991, there were 105 purchases and 29 sales in the various investment funds under the trustee's control, totaling $5,595,068 and $10,358,332, respectively.

       Temporary cash balances are invested on a daily basis in short-term investment funds under the trustee's control. Such temporary cash balances are not significant to the Plan's financial statements.





                                   Continued

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                                    _______


4.     Tax Status:
       ----------
       The Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and therefore is considered to be exempt from federal income taxes under provisions of Section 501(a). The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated March 31, 1989, was received from the Internal Revenue Service.

       The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and was qualified, and the related trust was tax-exempt as of the financial statement dates.


5.     Investments:
       -----------
       Investments held by the Plan at December 31, 1993 and 1992 are summarized as follows:

                                                       Fair Value                            Cost
                                                 ----------------------------         ------------------------
                 Description                     1993               1992              1993              1992
                 -----------                     ----               ----              ----              ----
       Insured Fund:
         Oglebay Norton Master
             Trust                               $4,341,802        $3,966,755       $3,743,031      $3,586,303

         Society National Bank,
             Short-Term Invest-
             ment Fund                               31,123            37,124           31,123          37,124

       Equity Fund:
         Oglebay Norton Master
             Trust                                  414,015           893,560          410,662         843,808

         Society National Bank,
             Short-Term Invest-
             ment Fund                               19,691            37,441           19,691          37,441

       Bond Fund:
         Oglebay Norton Master
             Trust                                1,012,402           730,482          931,733         678,945

         Society National Bank,
             Short-Term Invest-
             ment Fund                               36,027            16,429           36,027          16,429
                                                 ----------        ----------       ----------      ----------

                                                 $5,855,060        $5,681,791       $5,172,267      $5,200,050
                                                 ==========        ==========       ==========      ==========





                                   Continued

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                                    _______



6.     Plan Interest in Oglebay Norton Master Trust:
       --------------------------------------------
       The Plan's investments are principally in the Oglebay Norton Master Trust which was established for the investment of assets of the Plan and one other Oglebay Norton sponsored retirement plan. Each of the participating retirement plans have an individual interest in the Master Trust.

       A summary of the net assets included in the Oglebay Norton Master Trust at December 31, 1993 and 1992 are as follows:

                                                                                 1993                  1992
                                                                                 ----                  ----
       Investments, at fair value:
         Fixed Income - Corporate                                             $10,213,230           $ 9,560,342
         Common and convertible preferred
             stock                                                              3,733,389             4,391,131
         Fixed Income - U.S. Government                                         1,111,696             1,605,202
         Mortgage-related securities                                            1,286,766               709,826
         Cash equivalents                                                         327,312               225,015
         Zero coupon bonds                                                        230,616               128,970
                                                                              -----------           -----------

                 Total Oglebay Norton
                     Master Trust
                     net assets                                               $16,903,009           $16,620,486
                                                                              ===========           ===========


       Investment income of the Oglebay Norton Master Trust in 1993, 1992 and 1991 is as follows:

                                                                    1993              1992             1991
                                                                    ----              ----             ----
       Net appreciation (depreciation)
           in fair value of investments:
         Fixed Income - Corporate                                $1,208,098        $  736,268       $  311,866
         Common and convertible preferred
             stock                                                   39,571           261,485          631,751
         Fixed income - U.S. Government                              54,025            44,507           61,973
         Mortgage-related securities                                 25,550            27,076           41,389
         Zero coupon bonds                                           32,095            25,528           12,658
                                                                 ----------        ----------       ----------

                                                                  1,359,339         1,094,864        1,059,637

       Interest and dividends                                       391,700           356,723          468,530
                                                                 ----------        ----------       ----------

                                                                 $1,751,039        $1,451,587       $1,528,167
                                                                 ==========        ==========       ==========





                                   Continued

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                                    _______




6.     Plan Interest in Oglebay Norton Master Trust, continued:
       --------------------------------------------
       Interest, dividends and net appreciation (depreciation) in the fair value of these investments are allocated to the Plan on a monthly basis, based upon the value of investments held at the close of the prior month. The Plan held approximately 34.1% and 33.6% of the total fair value of the Oglebay Norton Master Trust net assets at the end of 1993 and 1992, respectively.

                             SUPPLEMENTAL SCHEDULES

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            as of December 31, 1993
                                   _______




                                 EIN 34-1201326

                                Plan Number 003





      Identity of Issue,
      Borrower, Lessor,                                                                                 Current
       or Similar Party               Description of Investment                       Cost               Value
      ------------------              -------------------------                       ----              -------
Society National Bank                 Short-Term Investment
                                          Fund                                       $86,841            $86,841

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1993
                                    _______



                                 EIN 34-1201326

                                Plan Number 003





                                                                                                        Current
                                                                                                        Value of
Identity                                                                                   Cost         Asset on          Net
of Party                                                     Purchase        Selling        of         Transaction       Gain
Involved             Description of Asset                      Price          Price        Asset           Date          (Loss)
- - - --------             --------------------                    --------        -------       -----        -----------      -----
Society               Insured Fund:
   National             Short-Term Investment
      Bank                  Fund                              $698,613       $706,929      $706,929       $706,929          -

                      Equity Fund:
                        Short-Term Investment
                            Fund                               313,353        333,367       333,367        333,367          -

                      Bond Fund:
                        Short-Term Investment
                            Fund                               257,110        237,513       237,513        237,513          -




Note:    The following columns of Schedule 27d were excluded as they are not applicable: column (f)-lease rental, and column
         (g)-expenses incurred with transaction.

             OGLEBAY NORTON TACONITE COMPANY THRIFT PLAN AND TRUST

                 ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS

                      for the year ended December 31, 1993
                                    _______



                                 EIN 34-1201326

                                Plan Number 003





Identity             Description         Relation-                                                       Current         Net
of Party                  of              ship to        Purchase       Selling         Cost of           Value         Gain
Involved             Transactions          Plan           Price          Price           Asset           of Asset      (Loss)
- - - --------             ------------        --------       --------        -------         -------          --------      -----
Society            Short-Term
    National           Invest-
    Bank               ment
                       Fund              Trustee         $1,269,076      $1,277,809       $1,277,809      $1,277,809       -





Note: The following columns of Schedule 27e were excluded as they are not applicable: column (f)-lease rental, and column (g)-expenses incurred with transaction.